                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                ________________


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               November 20, 2000


                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                         "RIVIERSTAETE" AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


                                 ______________


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                     Form 20-F [X]          Form 40-F [_]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)  Yes [_]     No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A.
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NOTICE OF GENERAL MEETING OF SHAREHOLDERS

     IFCO Systems N.V. (the "Company") has called a General Meeting of its shareholders to be held on December 5, 2000, for the purpose of adopting the Company's 1999 Annual Accounts, prepared in accordance with Dutch generally accepted accounting principles, as required under the laws of the Netherlands. The Notice Calling a General Meeting, which was sent on or before November 20, 2000, to all shareholders of record and sent or published on or before November 20, 2000, to all beneficial owners of shares, is attached to this report as Appendix A.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: November 20, 2000             By: /s/ Edward E. Rhyne
                                        ----------------------------------------
                                        Edward E. Rhyne
                                        Executive Vice President and General
                                        Counsel
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                                                                      APPENDIX A

[IFCO Systems N.V. logo]


                               IFCO SYSTEMS N.V.
                         "Rivierstaete", Amsteldijk 166
                       1079 LH AMSTERDAM, THE NETHERLANDS

                        NOTICE CALLING A GENERAL MEETING

The shareholders and other parties with meeting rights of IFCO Systems N.V. (the "Company") are invited for the General Meeting that will be held on Tuesday, December 5, 2000 at 10:00 a.m. local time at the Company's office, "Rivierstaete," Amsteldijk 166, 1079 LH Amsterdam, the Netherlands (telephone, 31-20-504-1772).

The agenda for this meeting is as follows:

1. Opening.
2. Report by the Board of Directors on the 1999 Annual Accounts and Annual
   Report.
3. Adoption of the 1999 Annual Accounts and discharge of the Board of Directors for its management.
4. Other business as may properly come before the General Meeting.
5. Closing.

The 1999 Annual Accounts and Annual Report (which have been prepared in accordance with Dutch generally accepted accounting principles) will be available for inspection by shareholders of the Company at the registered office of the Company at "Rivierstaete," Amsteldijk 166, 1079 LH, Amsterdam, the Netherlands, and copies thereof may be obtained by the shareholders at no cost.

Shareholders and other parties with meeting rights will only be considered as shareholders or parties with meeting rights if they are registered in a register designated for that purpose by the Board of Directors at the close of business on Tuesday, November 28, 2000 (the "Record Date"), irrespective of who at the time of the General Meeting is entitled to the shares.

Shareholders and other parties with meeting rights, including beneficial owners of shares, wishing to attend the General Meeting (in person or by proxy) shall only have access to the meeting if they have expressed their desire to do so to the Company in writing at the address above no later than the Record Date. Holders of registered shares for which share certificates have been issued must also state the identifying numbers of their share certificates.

Shareholders and other parties with meeting rights, who wish to be represented at the General Meeting by means of a proxy, must notify the Company thereof and submit their proxy to the Company no later than the Record Date. The Company and the Board of Directors are not soliciting proxies for the General Meeting from registered or beneficial shareholders, and no proxy statement will be distributed.

The Company is convening this General Meeting to present the 1999 Annual Accounts and Annual Report for adoption by the shareholders of the Company. At the Annual General Meeting held June 28, 2000, the shareholders adopted a proposal to extend the period in which the Board of Directors was to draw up the 1999 Annual Accounts and Annual Report for up to six months.

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The Company's 1999 Annual Report to Shareholders (which has been prepared in accordance with U.S. generally accepted accounting principles) is available on the Internet at www.ifco.de or www.ifcosystems.com. The Company's 1999 Annual Report to Shareholders includes the Company's Annual Report on Form 20-F for 1999, which the Company is required to file with the U.S. Securities and Exchange Commission, and which is available on the Internet at www.sec.gov.


                                    By Order of the Board of Directors


Amsterdam, the Netherlands
November 3, 2000